INVEST IN VESTIGO

VR Adventure Experiences for Teams


VESTIGO
ADVENTURE + INNOVATION

vestigo.co Atlanta GA

Entertainment | Software | Technology | Y Combinator | Virtual Reality

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. 🚀 Timing: VR tech + COVID = the perfect storm of opportunity & demand for virtual team development
2. 💰 Resilience: 5 yrs self-funded has generated $0.5M+ in revenue & profitability through scrappiness
3. 👀 Following: CEO is a world-record-setting adventure poly athlete with over 400K social followers
4. 💥 Traction: Current clients include CNN, Mercedes-Benz, Microsoft, Home Depot, EY, and Chick-fil-A
5. 📈 Product: 3 Initial custom experiences developed with plans for many more
6. 🏅 Recognition: Won a Global Impact Challenge from Silicon Valley's Singularity University
7. 🎙 Media: Connected to industry experts through our top-ranked podcast, "Inside the Adventure"

Our Team



Marshall Mosher Founder & CEO

Whether I'm teaching the X-Prize Founder how to fly a jet pack, paragliding first descents, or piggybacking a disabled friend 80 miles on the A.T, I strive to use action sports + tech to showcase how limits, like fears, are often just an illusion.

> There couldn't be an idea I care more about. I live and breathe the intersection of technology, adventure, and entrepreneurship. As an avid futurist and action sport poly athlete (whitewater kayaking, paragliding, kiteboarding, and Jet Suit flying to name a few), I can see the future of adventure technology; I won't stop until I make it a reality.



Nicolas P Kernick Director of Strategy

Harvard Business School MBA & Baker Scholar, triple first in theoretical physics @ University of Cambridge UK, Consultant and Senior Data Scientist @ Boston Consulting Group & BCG Gamma



Rohit Agarwal Advisor and Lead Investor

Rohit Agarwal is CNN's Chief Product Officer, responsible for CNN Digital's global product and design operations across CNN's owned and operated and third party platforms, including mobile, web, data, video, connected TVs and emerging platforms.



Daniel McBrayer Co-Founder & CTO

Former attorney enamored with software and business. Met Marshall while doing his MBA at UGA. Leads software development, site maintenance, and technology infrastructure.



Nicki Rachlin Director of Operations

Nicki is a business development, marketing, and operations leader with success in increasing revenue for Fortune 500 and midsize companies.



Michael Mannino Director of Neuroscience & Technical Advisor

Neuroscience Ph.D., Director of Programs @ Institute for Data Science and Computing, UMiami.



Akash Shah VP of Sales

UGA Law School, ATL Culture Lab X, Lead Facilitator for DEI Programming.



Bret Rachlin Advisor

Bret Rachlin serves as Chief Revenue Officer at KPItarget, incorporating product-led growth strategies to help companies increase revenue and customer retention, primarily focused on SaaS businesses.



Matt Nielson Advisor

Matt is part of our advisor team after 3 years at the helm of operations + experiences for Vestigo. Prior to joining Vestigo, he was the VP of Sales and Education.



Harrison Freemyer Program Facilitator

Harrison is a born entrepreneur and creative facilitator. He created a successful lifestyle business while in college, graduating from UGA with a degree in marketing. He knows people, he knows business, and he knows how to get things done.



Dr. Margee Kerr Technical Advisor

Ph.D. from the University of Pittsburgh where she teaches and conducts research on fear. She is the author of "SCREAM: Chilling Adventures in the Science of Fear." Her work has been featured in the New York Times.

Vestigo helps teams level-up their problem solving and team building through VR adventure experiences.

Sometimes teams need a pick-me-up. Vestigo is here to help. Because when a team is stuck, growth and innovation are dead in the water. To date, we have been 100% revenue funded since we graduated from Singularity University's Global Impact Program and have served leading companies like CNN, Microsoft, EY, and Mercedes-Benz.

We believe that nothing inspires a new mindset more than adventure.

But. most teams can't drop everything to go climb a mountain. So. Vestigo brings

the adventure to your team, no matter where they are.



Our adventure experiences have helped dozens of Fortune 1000 companies' teams level up their obstacle toolbox.

Since 2016 when our Founder went through Singularity University's Global Impact Program, Vestigo has been on a mission to provide teams with adventure experiences that expand the boundaries of their potential. Today, Vestigo has served dozens of Fortune 1000 companies with our award-winning offering helping them level up their mindset and build their obstacle toolbox. Combining VR, thought leadership, and shared experiences, Vestigo always leaves teams braver and more adaptable than when we found them.

We've proven this concept by first testing the market through externally developed VR experiences.

We've tested the demand for team VR experiences via the product shown below before investing in the high costs of custom development and have found product-market fit via 6-figure revenue. Now, we're fundraising to 2-3x revenue growth and further develop custom VR adventure experiences that are completely remote, as we now ship an Oculus Quest headset to every team member who doesn't already have one.


Vestigo VR Leadership Training - Credigy Deals Team
from Vestigo
SUPPORT
01:04
vimeo

"We learned a lot - about ourselves, each other, and the journey we are on." -VP at CNN

"Vestigo created a life-changing experience that was challenging but also very rewarding, providing a type of team-building opportunity that could never be experienced within the walls of Home Depot." -Executive at The Home Depot


SOME OF OUR CLIENTS
CNN
Microsoft
Coca-Cola
THE HOME DEPOT
EY
Building a better working world
vestigo

Our Founder, @MarshallMosher knows a thing or two about adventure. In addition to being a world-record-holding adventure athlete and jet suit pilot, he's the host of the popular podcast, "Inside the Adventure."

"Inside the Adventure" as well as Marshall's social media following of over 400,000 people serves as a strategic platform for Vestigo to develop and further relationships with like-minded action sports athletes pushing the boundaries of adventure. Whether Marshall is paddling down forty-foot waterfalls, rappelling hundreds of feet into America's deepest caves, flying Jet Suits, or hosting conversations with the world's top explorers, Marshall is always striving to show others that limits, like fears, are often just an illusion relative to the mindset we choose to live by.



We combine cutting-edge neuroscience with immersive virtual reality experiences that are proven to help teams feel rejuvenated and ready to take on the biggest challenges.

With an increasing array of portable and accessible brain measuring technology such as EMOTIV's wireless EEG Brainwear and machine-learning algorithms, we can assess stress, focus, and much more. This will allow us to monitor, analyze, visualize and understand brain data, allowing us to create a reporting mechanism for measuring the impact of our mindset training experiences. Think of this as a science-based ROI calculator to scientifically show the ROI of our clients' investment in their team, the impact from shared team challenges via experiences like...

Braving Yosemite's half dome rock face...

In the heart of Yosemite National Park, you'll attempt a difficult and challenging free solo climb of the world-famous half dome rock face. About 1000 feet up from the base of the mountain, you've finally reached the easiest part of the climb, an 8-inch wide fissure in the rock called Thank God Ledge, a welcome resting spot for all who make it this high. You've made it this far... now, all you need to do is cross to the other side, but you may find that it's harder than you think.





Try your hand at Everest's Khumbu icefall...

At 29,031 ft, Everest is Earth's highest mountain above sea level. Not far above Base Camp, the Khumbu Icefall icefall lies waiting as the first step in the journey to the summit and is widely considered one of the most dangerous parts of the climb. Unpredictable large crevasses open with little warning as the ever-moving Khumbu Glacier moves down the mountain, causing car-sized blocks of ice to tumble down the glacier. You've just reached the first crevasse. Can you make it to the other side?



Vestigo is building the future of digital adventure.

We aren't a tech company, we're an adventure company that uses technology as a catalyst for evolution and innovation within world-class teams. We envision teams around the world leveling up from fear to bravery, from stagnation to momentum.

💰 This is a $161 billion opportunity.

Demand for VR technology is at an all-time high while the need for distributed teams to stay connected has never been more important. We are combining one of the most exciting verticals in tech with one of the most critical elements of building successful teams.

> *"We want to get a billion people in virtual reality." - Mark Zuckerberg*



FORTUNE 1000
LARGE COMPANIES
MEDIUM COMPANIES
STARTUPS
CONSUMER OFFERING
STARTING HERE
VR MARKET SIZE
$7.9B IN 2018 TO $44.7B BY 2024
L & D MARKET SIZE
$161.1B IN 2017 TO $366B IN 2024
vestigo

What's next? / The Future

We are raising $1M to help us to continue developing cutting-edge VR adventure experiences, grow our sales and development team, and to launch the beta versions of our new adventure experiences before we raise a Series A round in the next year or so.



State of the Union
Profitability continues to fund and grow traditional B2B experiences we've successfully faciliated over the past two years proving our business model, now it's time to accelerate.
Use of Funds
$1M Seed Round
Finish development and launch of our VR experiences
Expand Sales Team & Tools
Launch into large and medium companies
Key hires within biz dev, software dev, storytelling
"A Round" of funding
vestigo

> *"When we look at the future of Vestigo, we're most excited about integrating real-life adventure athletes' and explorers' stories into our VR experiences. Everyone has watched a TED talk or YouTube video of some wild*

person telling the story of their adventure or world record expedition, but imagine re-living it with them in virtual reality. Imagine being able to climb up the famed Hillary Step near the summit of Everest with Sir Edmund Hillary himself, or surfing a wave on Hawaii's North Shore with Kelly Slater. The possibilities are endless."

- Marshall Mosher, Founder of Vestigo



Join us in building the future of digital adventure!

Vestigo will be the leader in helping teams across the world overcome fear so they can adapt and innovate faster. We'd love for you to join us on our journey to build the future of digital adventure!

